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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                   CONCORD MILESTONE PLUS LIMITED PARTNERSHIP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                November 22, 1999

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





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                                  SCHEDULE 13G

----------------- -------------------------------------------------------------
CUSIP No.                                                    PAGE 2 OF 4 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            KM Investments, LLC
                            Stephen Feinberg
                            W. Robert Kohorst
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entity); United States (persons)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER
                                        96,068 Units

                             7        SOLE DISPOSITIVE POWER


                             8        SHARED DISPOSITIVE POWER
                                        96,068 Units
---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            96,068 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               Approximately 6.3%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                TYPE OF REPORTING PERSON
                            OO; IN
----------------- -------------------------------------------------------------


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ITEM 1.  ISSUER.

     (a) The name of the subject company is Concord Milestone Plus Limited Partnership (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is 150 East Palmetto Park Road, 4th Floor, Boca Raton, FL 33432.

ITEM 2.  PERSONS FILING.

     (a) The persons filing this statement on Schedule 13G (the "Statement") are KM Investments, LLC ("KM"), Stephen Feinberg and W. Robert Kohorst.

     (b) The address of the principal place of business of each filing person except Mr. Feinberg is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. Mr. Feinberg's address is 450 Park Avenue, 28th Floor, New York, New York 10022.

     (c) Everest is a California limited liability company. Each of Mr. Feinberg and Mr. Kohorst is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by KM. The members of KM include Blackacre Everest, LLC ("Blackacre Everest"), Everest Partners, LLC ("Everest Partners") and Everest Properties II, LLC ("Everest Properties II"). Pursuant to the Operating Agreement of KM, the consents of Blackacre Everest, Everest Partners and Everest Properties II are required to vote or dispose of the Units held by KM. Mr. Feinberg possesses sole power to determine whether such consent by Blackacre Everest will be given or withheld. Messrs. Kohorst and Feinberg possesses shared power to determine whether such consent by Everest Partners will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties II will be given or withheld.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2000



                         KM INVESTMENTS, LLC

                         By: EVEREST PROPERTIES II, LLC, Manager


                             By:  /s/ W. ROBERT KOHORST
                                  --------------------------
                                  W. Robert Kohorst
                                  President



                         /s/ STEPHEN FEINBERG
                         --------------------------
                         Stephen Feinberg


                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst